 Exhibit 99.6

Earnings Call

EARNINGS CALL

Q3-FY 2018 RESULTS

January 12, 2018

CORPORATE PARTICIPANTs

Nandan Nilekani

Non-Executive Chairman

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Mohit Joshi

President – Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences & Head – Infosys Brazil and Infosys Mexico

ANALYSTS

Ankur Rudra

CLSA

Sandip Agarwal

Edelweiss

James Friedman

Susquehanna Group

Diviya Nagarajan

UBS

Sandeep Shah

CIMB

Anantha Narayan

Credit Suisse

Pankaj Kapoor

JM Financial

Edward Caso

Wells Fargo Securities

Apurva Prasad

HDFC Securities

Arvind Ramnani

Keybanc

Keith Bachman

Bank of Montreal

Ashwin Mehta

Nomura Securities

Viju George

JP Morgan

Bryan Bergin

Cowen

Dave Koning

Baird

Ravi Menon

Elara Securities

Mukul Garg

Haitong Securities

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earning Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks Karuna. Hello, everyone and welcome to Infosys Earnings Call to discuss Q3FY18 results.

Let me start by wishing everyone a very happy new year. I am Sandeep from the Investor Relations Team in Bangalore. Joining us today on this call is Nandan Nilekani – Non-Executive Chairman; Salil Parekh – CEO & M.D., Pravin Rao – COO; M.D. Ranganath – CFO, Presidents and the other members of the management team.

We will start the call with some remarks from Nandan Nilekani, subsequent to which we will open up the call for questions on the areas covered by him. We will then transfer the call to the management team for some remarks on the quarter, subsequent to which we will open up the call again for some more questions.

Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I would now like to pass it on to Nilekani.

Nandan Nilekani

Thank you, Sandeep and it is a great pleasure to be here on this call. I want to make some brief opening remarks from the Board and then I will hand over to Salil.

As you know, Salil Parekh joined as the CEO and M.D. of the company from Jan 2nd. It has barely been 10-days since he has joined and he has already taken full charge of what has to be done. So it is great to have him on board and we are all confident that under his leadership this company will scale new heights.

I also want to thank Pravin Rao who did a great job, stepping in on August 18th and making sure everything was running well and he continues as the Chief Operating Officer.

The appointment of Salil has been put to approval of the shareholders with the postal ballot which has gone out.

I also want to deeply thank Rajesh Murthy, President, who has resigned for personal reasons. He has personal challenges that require him to be based in Paris for longer time. So given the travel he was dealing with, he wants to move on and we appreciate that. We all want to place a deep appreciation for his commitment to Infosys over the last 26 years. I had the privilege of hiring him into Infosys in October 1991. He has been a pillar of this company and he is a great, warm, large-hearted individual who has always done best for the company and we wish him all the best in his future endeavors.

We also had created some time back something called as the ‘Committee of Directors’, consisting of Ravi Venkatesan and DN Prahlad to assist the CEO in discharging his responsibilities. Now with the arrival of Salil, who is full-time focused right here in Bangalore, the need for this Committee is not necessary anymore. So, the Committee of Directors stand dissolved w.e.f. today.

Also, on August 24th, we had mentioned that we would be doing a Shareholders Consultation. This consultation process has been conducted. Many of you may have been approached by our people, either in person or through Rivel. We have got very-very useful feedback from the shareholders. So the Board has taken that feedback on record and we will endeavor to continue to provide information and transparency as expected by the shareholders.

There are two things I want to also talk about. We have just successfully completed the share buyback. I want to give my congratulations to our CFO, Ranganath and his team of having done a very complex exercise of doing buyback as the company is listed in four different exchanges in Europe, US, India and doing it on schedule, on time. So the buyback has been very successful. I also want to congratulate the finance team and Dhareshwar who have done a great job in signing the Advance Pricing Agreement with the US Internal Revenue Service. This again is part of a series of actions they have done on the tax front which I think will help this company greatly. So I am sure the finance team will take this forward elsewhere and it is a great job.

Finally, I do want to congratulate the whole management team. This quarter of course performance has been very good. As you all know, December is a difficult quarter because there are a lot of furloughs, leave, people are in holiday mood, Christmas parties and all that stuff. In that to deliver on the revenue, to deliver on collections, it is a great contribution of the people under Pravin’s leadership, Ravi Kumar-President, Mohit Joshi-President, of course, Rajesh, CFO and all the other leadership team who made it happen. So I think all in all the company is well poised now and under Salil’s leadership I am sure he will take it to greater heights.

So with these brief comments, are there any questions that you have on Board-related matters or any of the four, five things I talked about?

Sandeep Mahindroo

Karuna, you can open up the call for any questions.

Moderator

Sure. We have a question from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Nandan, just one question on the Board side. In your previous address, you had suggested several initiatives associated with reconstitution of the board as well. Given that the first of your task has been completed to everyone’s satisfaction, do you expect this to continue and perhaps before you hang your boots again at Infosys, what are the other things you would like to finish?

Nandan Nilekani

I think we have talked about it earlier also about the fact that we will continue to work on how we strengthen the Board and so on. So that process is underway and it has to be done properly and with due diligence and so on. So in that regard, we will definitely get back to our shareholders as soon as we take a decision. So clearly, having a Board and bringing in new people is one of the challenges we have. I think Salil has to take charge and take it forward, get the company back on the path of growth. We have had a strategy refresh which he is taking forward, he will talk more about it. So we have to complete that part. I think there are a number of things that we have to get done. I am very confident now that the company is poised for doing those things. I will be there till all that happens.

Moderator

Thank you. Next question is from the line of Sandip Agarwal from Edelweiss. Please go ahead.

Sandip Agarwal

You mentioned you will be there as long as you are required. So what are those markers which would suggest that your job is broadly done and any timeframe which you think is there? How do you perceive, till when you will be there?

Nandan Nilekani

That is a difficult question, Sandeep, but as I said, one phase of what had to be done is done. We have brought stability, the Board is completely united on the purpose of the company. Salil has joined as the CEO, the company is focusing on business and growth. We have done our strategy refresh and Salil is taking that forward with his review. He is holding an ‘Investor Day’ in April, he is going to meet customers. We have said that we are looking at how to bring in more people on the Board, so that process is underway and we will announce that whenever that happens. I think all these things are there. So whatever time it takes I will be there.

Moderator

We have the next question from the line of James Friedman from Susquehanna Group. Please go ahead.

James Friedman

Nandan, I was just wanted to ask, great execution on the capital allocation steered by the Board, the company still by many metrics relative to peers looks overcapitalized. I was just wondering what you are going to do with the money. If you can just describe your priorities that would be helpful, if you are ready for that.

Nandan Nilekani

I think we will probably have a better sense once Salil does his whole 360-degree evaluation. But as you know we have said that what we are going to do is prepare a capital allocation policy, up to 70% of distribution and so on, but we will look at the whole thing and Salil will also look at the M&A and all that and we will get back to you by April.

Moderator

Thank you. Next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

This is again from a Board perspective. What are the steps that have been taken to ensure that there is no further recurrences of the issues that we had in the last year especially around certain areas like M&A decisions, employee compensation- we have already talked about but any further reconstitution in the Board, what are we going to ensure that everything functions smoothly going forward?

Nandan Nilekani

The best proof that there has been no disruption is that there has been no disruption. You have seen what has happened in the last three months, everything is stabilized, everything is quiet, we have gone on with our business, the company has performed impeccably in two successive quarters and we have a new CEO. As I said earlier, the Board will be expanded at the right time with the right people and we will inform you when that happens. The strategy refresh has happened. I am not getting what your question is.

Diviya Nagarajan

My question is do you feel the need to set up maybe a Committee on the Board or something else in the company that ensures that some of the issues that cropped up last year that led to the differences between the founders and the Board?

Nandan Nilekani

I think that is all past. You are talking about legacy matters. I think now everything is aligned, everybody is on the same page. Really the focus is on the future and our business. Our job is to get on with it which is what we are doing.

Moderator

Thank you. Next question is from the line of Sandeep Shah from CIMB. Please go ahead.

Sandeep Shah

Nandan, I think the senior management attrition is a bit normal to a service industry especially the IT industry. But off late in the last 5-7 years I think that disruption has cost Infosys a lot. So, do you have confidence to say that the second line management set up is now very strong and one can successfully transition whenever such challenges come?

Nandan Nilekani

Absolutely, I think Infosys has a very strong leadership, very deep bench. We have great people at the helm, and we have great people who are also in next level. So I am very confident that things will go up going forward. Salil will spend a lot of time on leadership development. So I am very confident about the future

Moderator

With this, I hand over the floor back to the management for the further proceedings. Over to you, sir.

Salil Parekh

Good Evening, Good Morning and Wish You Happy New Year. I am Salil Parekh, Chief Executive Officer of Infosys. I am joined here by my colleagues, Pravin - Chief Operating Officer and Ranga - Chief Financial Officer with several members of our leadership team. It is a privilege for me to have this opportunity to lead Infosys. I like to thank Nandan and the Board for having put their trust in me. I have been in the technology industry for several years and I have always had a deep admiration and respect for what Infosys stood for.

In my first few days in this role, I have been energized by the people I have met here, whether there are individuals starting in the tech world or senior leaders, each has a real passion for their work. There is pride in being part of Infosys and a deep commitment to its values. The clients I have reached out to have responded with messages that underscore and endorse the strong partnership that Infosys has built with them over the years. It was a real delight in the way they see Infosys and the work we do for them.

The market of course has exciting opportunities and new areas of growth. Digital disruption today is impacting all our clients as the industry is undergoing massive change. At Infosys, we have a strong foundation of our business and as you will hear our Q3 results confirm this. We have over 1,100 clients that trust us, 200,000 passionate employees who work across the broad array of sectors and service offerings. We have a business that is growing with high operating margin. We have exceptional cash generation and a strong balance sheet. We are now progressing towards stability in governance.

Building on the strategy refresh initiated by Nandan, I have launched a review that is structured around market opportunities, client relationships, people dimension and our service offerings. Over the next 3 months, I will meet with several of our clients, partners and employees and work with our leadership team and the Board to validate our assumptions and approach around these elements. In April, I plan to conclude this exercise by outlining our strategic priorities and reconfirming our capital allocation plans. We will have an investor day in April to share this. With a strong set of building blocks and renewed energy to leverage growth in Digital, we have an opportunity to build a stronger Infosys in the coming years. I look forward to working with the entire team here at Infosys to be part of that journey.

Thank you. With that, I will request Pravin and then Ranga to comment specifically on the Q3 results and then come back for questions on my introductory remarks plus the Q3 results.

Pravin Rao

Thanks, Salil. Hello everyone and wish you all a very Happy New Year. I will provide an update on our Q3 performance. Our revenues grew sequentially by 1% on reported dollar basis and 0.8% on constant currency basis. Volumes grew by 1.6% quarter-on-quarter while realization declined by 0.9% in constant currency terms due to the impact of furloughs and lower working days. However, realization for the first 9 months of FY18 is flat in constant currency compared to first 9 months of FY17. This is due to improvement in our portfolio towards newer and faster growing services and continued adoption of automation in traditional services. This also led to a 1.9% increase in revenue per employee to $53.7k during the quarter.

Client metrics were good with 79 client additions, increase in client count and increase in number of clients across most revenue buckets. Share of new services and software improved further to 11.6% compared to 11.0% last quarter which is a sequential growth of 6.8%. Our revenues from Digital services also crossed 25% of our overall revenue. We plan to publish this metric in the coming quarters.

During the quarter, we rolled out compensation increases for our middle and senior management team in various geographies. I am pleased to report that our decent performance in Q3 has enabled us to pay the highest level of variable payout over the last 9 quarters to our employees. Attrition declined to 15.8% for standalone operations and to 18.7% for the entire group. Gross additions for the quarter was 12,622 and our employee count crossed 200,000.

Operating margins for the quarter were stable despite compensation increases and higher variable pay. Ranga will outline this in detail later in the call. We had 8 large deal wins during the quarter with a TCV of $779 mn. While the large deal TCV increased sequentially, our share of renewals within the same was larger this time.

Coming to client’s budget for 2018, in Financial Services there are some signs of improvement in spending trends, led by increased discretionary spending. In Hi-tech and Insurance, we expect lot more focus on optimization of non-discretionary spends, whereas in RCL and Manufacturing, we expect higher focus on transformational initiatives.

Growth in Americas was impacted due to furloughs that were witnessed in the December quarter.

Coming to few of the verticals and service lines, Digital continues to remain top agenda for our clients driven by tech disruptions. The pace of Digital transformation continues to accelerate as consumer behavior evolves. We are seeing strong demand for Digital services across markets with clients investing in customer experience, e-commerce models and digitally connecting the enterprise. Many large transformation initiatives globally are being led by Digital. Spending sentiment in Retail and Financial Services industries has improved in Digital, despite their ongoing structural issues.

Growth in Financial Services was impacted in quarter three due to higher than normal furloughs, budget cuts in few large clients and transition under way in some large deals which will generate revenues overtime. Barring this we see good traction and stability in spending. Deal pipeline is strong. Our strategic engagements with the clients continue to grow while new services are helping to increase our wallet share. Growth is expected to pick up in calendar year 2018.

We witnessed strong performance in insurance led by growth from top clients and ramp-up of large deals in previous quarters. There is a demand for core system modernization and increased Digital adoption in improving customer experience.

Retail and CPG vertical delivered a strong performance in quarter 3, driven by new opportunity conversions, leading to higher volumes, especially in the CPG sector. Overall, the sector continues to face structural challenges, specifically in US, led by Amazon phenomena. In CPG there is an increased consolidation which is also opening up new growth opportunities. Discretionary spend for gaining momentum, led by growing interest in areas like artificial intelligence, Retail store operations, cloud adoption, RPA and analytics. This is being funded through spending cuts in support and maintenance, apps work and lights-on spending. Clients recognize our strong execution track record and are seeing differentiation through our investments in Skava, Nia and industry partnerships.

Growth in Manufacturing vertical in quarter three was flat due to furloughs in the US, offset by growth in our European business. Overall sector demands remain moderate despite some pickup in activities in ERP and infrastructure cloud services due to M&A in the sector. We are focusing significantly on new account opening and deeper penetration to expand our portfolio. Business activities are higher in Europe than US with European clients undergoing a wave of outsourcing to reduce their cost of operations. Client spending is more visible in Digital, Cloud, IoT, at the expense of traditional IT areas. Clients are looking towards digitization of end to end processes with stronger focus on mobility, IoT and back end systems seamlessly to provide a superior customer experience.

Telecom sector has witnessed growing interest in Cyber Security, Artificial Intelligence, 5G and Cloud Computing. Cable companies are prioritizing funding through Digital channels by our self-services, omni-channel, artificial intelligence and chat-bots. Telcos are focusing on a combination of cost cutting, productivity improvement and transforming the core of the network to be virtual and move to real time provisioning of services.

BPM services had another strong quarter with quarter-on-quarter growth of 4.5% and year-on-year growth of 17% in reported terms. Overall, demand for BPM services remains moderate due to commoditization and automation with client’s expectation on automation related efficiency gains increasing due to increased RPA adoption. However, our ability to bring together vertical specific solutions and capabilities in a customized manner for industry vertical, together with process and technology competency is a differentiator. Our win rates in Digital and analytics deals in BPO space are strong.

Net-net, our performance in quarter three on multiple dimensions - revenues, stable margins, solid client metrics, improving revenue per employee, declining attrition, superior cash generation and improved operational efficiencies reiterates our belief that impact of management changes over the last few months on our performance has been negligible. All this, coupled with stability in management makes us comfortable on our positioning as we move ahead.

Thank you. I will now hand it over to Ranga

M.D. Ranganath

Hello, everyone. Wish you all a very Happy New Year. In Q3 the company again demonstrated its resilience in performance on multiple fronts - revenue, operational efficiency, profitability, cash generation, significant closures on tax matters and most importantly, successful implementation of capital allocation policy.

Our relentless focus on improving operational efficiency parameters yielded results in this quarter as well. We had a broad-based improvement in multiple operational efficiency parameters - utilization percent, onsite mix percent, revenue productivity per employee, subcontractors cost as a percentage of revenue, leading to a healthy and stable operating margin. Our operating margin for the quarter improved sequentially to 24.3%. I will be providing more details on this shortly.

During the quarter, in line with the capital allocation policy announced in April 2017, the company successfully completed its equity share buyback program of Rs. 13,000 crores (approximately $2 bn). The company’s tender offer to buy back about 113 mn equity shares from eligible holders of equity shares received a good response from shareholders. The aggregate equity shares bought back by the company amounted to 4.92% of total equity shares outstanding. The entire funding for the share buyback was done out of the cash on the balance sheet.

During the quarter the company closed significant tax matters, including Advance Pricing Agreement, (APA) with the United States Internal Revenue Service. This agreement covers financial year from 2011 to 2021. I will share more details shortly in this regard.

Now let me talk about revenues:

Our revenues for the quarter were US$2755 mn, this is a sequential growth of 1% in dollar terms and 0.8% in constant currency terms. In rupee terms, the revenue for the quarter was Rs. 17,794 crores, this is a sequential growth of 1.3%. As compared to Q3 of last year revenues grew 8% in dollar terms, 5.8% in constant currency terms and 3% in rupee terms. When we compare revenue growth in the first nine months of fiscal 2018 as compared to first nine months of fiscal 2017, the revenue growth was 6.5% in dollar terms, 5.6% in constant currency terms and 2.1% in rupee terms.

Sequential volume growth for the quarter was 1.6%. As compared to Q3 of last year the volume growth was 6.2%. Pricing related realization for Q3 improved by 2.2% year-on-year in reported terms. On a year-on-year basis for first nine months of this year as compared to first nine months of last year, which is a relevant comparison, pricing realization improved by 0.8% in reported terms and was flat in constant currency terms.

We ended the quarter with a total headcount of 201,691, which is an increase of 3,251 from last quarter. During the first nine months of this financial year, the net headcount increased by 1,327 employees as compared to net addition of 5,719 employees in first nine months of the last year.

While our revenues grew 6.5% in the first nine months this year as compared to first nine months of last year, you would notice that the headcount increased by just 1% during the same period. This is primarily on account of lower headcount addition due to higher utilization and productivity improvements. As a consequence, the revenue per employee crossed $53,000 mark this quarter. It improved further to $53,676, a sequential growth of 1.9% and year-on-year growth of 4.8%.

Coming to operational efficiencies, utilization excluding training increased further to an all-time high of 84.9% as compared to 81.9% in Q3 last year, which is a full 3% improvement. Efforts towards moderation of onsite mix has led to onsite mix decreasing to 29% in this quarter, which is the lowest level in last 11 quarters. Onsite mix stood at 29.8% in Q3 of last year.

Our focus on optimizing onsite employee cost including sharper focus on productivity, onsite pyramid and other cost optimization measures led to a decrease in the onsite employee cost as a percentage of revenue to 38.3% in the first nine months of this year as compared to 39% in the first nine months of last year.

The subcontractor expenses were lower this quarter at 5.9% of revenue as compared to 6.2% last quarter. Subcontractor expenses are driven primarily by higher utilization levels and onsite talent demand.

Our operating margin in Q3 is 24.3% which increased sequentially by 10 basis points. Cross currency including revenue hedges benefitted the margins by 50 basis points. Reduction in professional charges and other G&A expenses helped margins by additional 60 basis points. This was offset by higher compensation costs and higher variable pay impacting the margin by 80 basis points. Decrease in pricing realization, net of improved onsite mix and utilization impacted margin by another 20 points, leading to an overall improvement of 10 basis points sequentially.

In accordance with the Advance Pricing Agreement with the United States IRS, the company reversed tax provision of approximately US$225 mn made in previous periods. Further, in line with APA, the company expects to pay approximately $233 mn of taxes due to the difference between the taxes payable for prior periods as per the APA and actual tax for such periods. This amount is expected to be paid over the next few quarters.

The reversal of tax provision of $225 mn had a positive impact on the consolidated EPS for the quarter ending December 31st by approximately 10 cents. As you know the US tax reforms has reduced Federal tax rates for corporations from 35% to 21% effective January 1, 2018, amongst other measures. During the quarter December 31st, 2017, this has resulted in a positive impact of over $24 mn on account of tax credits pertaining to deferred tax liability on branch profit.

Healthy cash generation continued during the quarter. Cash provided from operating activities as per IFRS consolidated was $657 mn. Free cash flow, which is operating cash flow less capex, for the quarter was $593 mn. For the first nine months of FY18, free cash flow was robust and increased by 23.2% over the first nine months of last year as compared to the revenue growth of 6.5% in the same period.

Cash and cash equivalence including investments stood as US$4,538 mn which converts to approximately Rs. 28,987 crores. During the quarter the company paid out interim dividend of $526 mn and paid out Rs. 13,000 crores (approximately $2 bn) towards share buyback. Also, during the quarter the company received cash refund of approximately $100 mn (Rs. 643) crores due to favorable tax orders and audit closures in India.

DSO for the quarter decreased by one day to 70 days, compared to 71 days last quarter. Capex for the quarter was $64 mn (Rs. 415 crore)

Yield on cash for the quarter was 6.90% compared to 6.97% last quarter. Our Hedge position as of December 31st 2017 was $1,562 million.

We reiterate our FY’18 operating margins in the range of 23% to 25%.

With that, we open the floor for questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin with a question-and-answer session. Our first question is from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

I had two questions. My first question is addressed to Salil. We do appreciate the fact that you just spent a few days at Infosys but based on your discussions during the recruitment process and based on what you knew of Infosys from your Capgemini days, do you foresee any area where significant investments need to be made?

Salil Parekh

As I said, the time spent over the next two or three months is going to be around the four pillars which will build upon the strategy refresh Nandan had launched. Coming out of that, there will be list of strategic priorities that we want to drive. We would hold an investor day in April to talk about it. At this stage I have not developed any clear view in the few days that I have been here in terms of the question you ask for investment case.

Anantha Narayan

Okay, that is probably fair. And my second question, has Rajesh's portfolio been reassigned?

Salil Parekh

At this stage, I will directly oversee those areas. Over the coming days and weeks we will find a way to more efficiently distribute it.

Moderator

Thank you. Our next question is from the line of Pankaj Kapoor from JM Financial. Please go ahead.

Pankaj Kapoor

My first question is on the implied guidance for the next quarter that seems to be quite broad for the fourth quarter. So I am just curious why we have given a broad range, is it something to do with the environment or any client specific situation which makes you a little uncertain on the near-term?

M.D. Ranganath

If you look at the first nine months revenue growth as compared to the first nine months of previous year, we have grown in at 5.6% in constant currency, and our guidance is 5.5% to 6.5%. I think we are focusing on Q4 execution. And to just answer your prior question, there are no specific client concerns that we are foreseeing at this juncture.

Pankaj Kapoor

Okay. And Ranga, if you can give some color in what kind of a tax rate we should presume for the next couple of years, given the APA as well as some of the tax benefits that you mentioned can come to us post the changes in the US taxation?

M.D. Ranganath

So, let me first address the APA part. As you know as we announced earlier this week, APA provides better predictability because the methodology of both allocating the revenues and computing the pretax income is laid out. So, as we said in the earlier press release, we expect the overall effective tax rates to be lower about 100 basis points on account of APA for the periods covered under APA which is 2011 to 2021.

Now coming to broader US tax reforms, there are multiple elements in the tax reforms. While we have done a very preliminary assessment at this stage, but overall we feel that it is going to be neutral in our case.

Moderator

Thank you. Our next question is from the line of Edward Caso from Wells Fargo Securities. Please go ahead.

Edward Caso

Utilization has been running record levels here. How high do we raise the bar, I mean how much more is there to go?

M.D. Ranganath

Utilization, if you look at last couple of quarters where we had been focusing, has gone up significantly. As you rightly pointed out, we are at 84.9%, same quarter last year was 81.9%, so full increase of 3%. But from here on, the runway is quite limited and that is the reason why we are also, in addition to utilization are focusing on other elements which we had talked about. For example earlier quarters we had talked about onsite mix moderation. And if you look at over the last three, four quarters the onsite mix has come down from 30% to 29%. And similarly, on the onsite employee cost as a percentage of revenue for the first nine months has come down to 38.3% from 39%. So, we are looking at multiple levers. But to specifically answer your question, yes, on the utilization front, the runway is limited.

Edward Caso

I had a question about access to people in the United States, I believe you are sort of working still with the fresher model in the US to a large part, how is that going, are you able to access people given the very tight labor market for IT professionals in the US? Thank you.

Pravin Rao

As you are aware, we are committed to recruiting 10,000 people over the next two years. In the last two quarters since we made that announcement, we have made good progress. We have been going to Tier-1, Tier-2 colleges as well as community colleges and we have had a fair amount of success in recruitment, so we do not see that as a challenge. We are also setting up innovation and technology hubs. We have already inaugurated the first one in Indianapolis, we will launch one shortly in Raleigh, North Carolina. Probably over the next few quarters, we will identify two or three more locations to do that. Our US talent plan is really on the way and kicking well, progressing extremely well. At this stage, we have not seen any significant roadblocks.

Moderator

Thank you. The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

I have a question on the client metrics, if I look at the top 10 and top 25 seemed to decline in this quarter, should anything be really read into this?

M.D. Ranganath

I think on a sequential basis, there will be some changes, but I would encourage to look at the 9-month over 9-month metrics or the year-on-year metrics. For example, if you look at the top 25 accounts, they grew 4.8% YoY compared to the last year, that is Q3 of this year versus Q3 of last year. Also Q3 typically has furloughs, some of our top clients have certain furlough impacts during the quarter which in the short-term can change these numbers. But overall I think better indicator in our opinion is to look at the YoY change, so on YoY basis, the Top 25 has grown at 4.8%.

Apurva Prasad

Sure, that is helpful, but if you can talk, if it is gaining share within our top accounts?

Pravin Rao

In many of our accounts we are definitely gaining share. There is lot of effort on mining accounts better. If you look at the last few quarters, we have had significant wins in large deals as well and good percentage of them are rebids and renewals and so on. There have been a lot of focused efforts in the last few quarters. In most of the accounts, we are in the top two from a market share perspective.

Moderator

Thank you. The next question is from the line of Arvind Ramnani from Keybanc. Please go ahead.

Arvind Ramnani

Salil, welcome to Infosys. We are pleased that Infosys was able to recruit you. You have terrific background and reputation and I know it is probably premature to comment on your priorities at Infosys and you will give us an update in April. I am sure you certainly have a view of the industry given your background. My question really is what is your view of the IT services industry and specifically, what are the key opportunities and risks and how do you think the industry should address these risks?

Salil Parekh

Thank you and thank you for the question. I think with respect to the sector and the industry, the good news is there are significant areas of growth opportunity today in the market. As you know well, these areas broadly classify under the name Digital, but they cover a lot of different things for different people, so the areas of Data and Analytics, IoT, Industrial Internet, the whole area of cloud from SaaS to hybrid cloud management to the migrations, Digital customer experience, security, AI, machine learning. These are massive areas of opportunities for growth in this sector. In terms of areas where there are challenges, I think the overall sector is shifting to a much more business-driven tech agenda, where the buyer is not just the CIO but is also the business user and so many of the ways and means of interacting with clients’ needs to evolve to look at that. So that is our perspective on the sector, it is an exciting sector. There is a transformation in the sector and players in the sector need to have agility to be playing in these new areas.

Moderator

Thank you. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I would like to ask a similar question to the past one, but I would specifically like to focus on gross margins. If you look across the IT services industry with very few exceptions including Infosys, gross margins continue to erode and go lower. I would like to understand your perspective on what is the opportunity for the Indian based providers to stop the gross margin erosion and how you think the mix plays out as you are trying to increase the amount of business from Digital which I think near-term erodes margins. How do you balance that new market opportunities for the Indian based providers. So the real question is, can you talk a little bit about gross margin issues in the industry and how the Indian based providers combat the erosion to the gross margin line?

M.D. Ranganath

Yes, you are right that the gross margin decline have been quite visible. If you look at our cost structure, as you know 80% of our operating expenses, even in the cost of revenue expenses is the employee cost. If you were to slice that employee cost, in our case, close to 40% of our revenue is from onsite employee cost, add to that another approx.16.5% offshore, so total is 56%. The key thing is how do we ensure that for the onsite cost that we incur, what are the corresponding billing rates that are concomitant to the cost that we incur, which essentially means going back to the pyramid. Now, one way to look at it is - here is the traditional IT services, here is the pyramid, can I optimize the pyramid? Right now we are hiring the freshers in the United States as part of the pyramid in the onsite. Earlier we used to have pyramid structure with fresher intake at the bottom of the pyramid only in India. So there are some opportunities coming and even the propensity of the client starts that fresh graduates onsite is slowly picking up. That is one way to look at addressing the onsite employee costs.

The second way which is also more sustainable is really as you pointed out, how could we price our new services including Digital at higher price points. As you would notice, even this quarter sequentially our new services grew close to 7%. It is 7 times the regular company’s sequential growth and it is almost now 9.9% of our revenue. Now, if this robust growth is coupled with higher price points, it could also be beneficial towards the gross margin. So in summary we need to look at the revenue mix, how much of that incremental revenue mix come from the new services that are more profitable and at the same time, how do we address the pyramid as well as the cost structure issues in the core IT services. We need to do both hand-in-hand. That is really the way to look at the gross margin.

Moderator

Thank you. The next question is from the line of Ashwin Mehta from Nomura Securities. Please go ahead.

Ashwin Mehta

I had one question on BFSI, one of your peers indicated that there is near-term uncertainty on BFSI driven by clients finalizing their Digital architecture, and secondly, deciding allocation between in-house and outsourced. You seem to be sounding much more positive near term in terms of BFSI, so what exactly is driving this optimism, is it deal flow, is it portfolio differences, some color would be helpful?

Mohit Joshi

If you look at it, the Insurance growth has been very strong. I guess your question is more on Banking piece. What I see is while the individual clients may have ramp ups or ramp downs, the overall spend position is stable and while we expect that there will be some sort of a movement right from more of regulatory spend, more of growth-oriented spend, but we are quite comfortable with the position that Pravin had shown that for the Calendar Year 18 perspective, we see spend as being stable for the sector. In certain subsectors like in regional banks for instance, we have seen the fact that clients are having to do a lot of catch up, so they are investing significantly more in terms of their Digital or their mobile strategy, in some other subsectors like Asset Management for instance where about a year-and-a-half ago we have seen pretty significant cuts. We have seen those sectors come back comparatively from a spend perspective. So the overall picture is not as hazy or as negative as it was a year ago. If you have seen from our performance in Q3 itself, compared to our peer group, we have done well. So obviously it is mixed across subsectors and geographies.

Pravin Rao

I just wanted to reiterate that while in Quarter 3 our performance was muted particularly in Banking space, it was primarily due to higher than expected furloughs and slowness in ramp up of some of the large deals that we had won in the past. Our competitive positioning in this state is pretty strong and reflected in the kind of growth we have had in last few quarters. As Mohit said, we remain positive on this segment and we expect to see Calendar Year ‘18 spend come back and much better than what we have seen this year.

Ashwin Mehta

Just one more, in terms of wage hikes, you had push backs in the cycle this year, going into the next year what is the wage hike cycle that you are looking at?

Pravin Rao

We are yet to start thinking about next year. Right now, our focus is on executing on Quarter-4. But sometime during this quarter we will start looking at next year on the overall thing revenues, the cost, and wage hikes etc. We will probably be in a better position to comment on it at the beginning of April.

Moderator

Thank you. The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

I think all my questions have been answered. A very warm Welcome to Salil.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

Salil, congratulations. I wanted to ask on a large BFS deals that give you a better 2018 calendar outlook. Can you comment on the type of deals that those were including the kind of activities that you are doing there, whether they are net new work, whether they are more traditional or Digital engagements?

Mohit Joshi

From a BFSI perspective, like I said there is a pivot that is happening now, more from regulatory-oriented spends to more digital-oriented spends this year, so that is one key thing. The second thing is if you look at the Nia platforms as well as McCamish or you look at Finacle, there is a significant demand for platform-oriented businesses, so that is the second piece. And the third piece is the overall sector sentiments, there are individual banks that are still looking at cost cuts. But the overall sector sentiment is positive and that reflects the commentary that we made today.

Bryan Bergin

Okay, and Salil, can you comment your personal views on M&A as an avenue for growth in the current Digital services environment?

Salil Parekh

The view I have taken is in the next two to three months to begin to relook at our strategic refresh along the four dimensions - the markets, clients, people, and service offerings. Given the environment and given that we have a very strong balance sheet, we will look clearly at M&A as a very strategic opportunity but no decisions have been made. We are starting to evaluate that carefully to be able to further prioritize around the April Investor Day.

Moderator

Thank you. The next question is from the line of James Friedman from Susquehanna Group. Please go ahead.

James Friedman

Ranga, I just want to mention that was a great response that you had with regard to employee cost to the earlier question. I had a more straightforward question, Ranga, I did not hear you say it, but is there some change in your tax rate assumption going forward based on the dynamics in the US tax market?

M.D. Ranganath

What I was commenting earlier for a similar question earlier was, on account of signing of our Advance Pricing Agreement (APA), we expect our overall effective tax rate to be lower by about 100 basis points for the period covered under APA which is 2011-2021. Coming to the second part of your question on the US tax reform, there are multiple elements to the US tax reforms, one is of course the reduction in the tax rates, but several others. We have made preliminary assessment of the impact and based on the preliminary assessment, the impact is neutral for us.

James Friedman

Pravin, I want to ask you one as well, with your prepared remarks you commented on the improved dynamic in European outsourcing not a new narrative, but clearly there is results here for it, where are we in that journey, Pravin? How do you see that as we move forward for the next line of sight in European outsourcing? Thank you.

Pravin Rao

When you are looking at what is happening in the market, there is tremendous focus by clients across the industries in terms of transforming their businesses and investing in newer areas. So this is actually pressurizing them to look at ways and means to cut cost and reduce the cost in ‘run’ side of the business and it is actually translating into large deals. As compared to North America, they have been probably not as aggressive. So that is today translating into much more aggressive push for vendor consolidation, large deals and so on, on the ‘run’ side of the business so that the savings they can plough back on changing the business. So that is the phenomenon we are seeing and we have been fairly successful in tapping this opportunity and converting fair amount of this deals that have come our way.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

On the demand outlook, could you just help me understand between the BFS segment and the Retail segment where do you have greater confidence on outlook of a recovery? Is my understanding correct that you are more confident about BFS over Retail or could you just correct me if I am wrong please?

Pravin Rao

We are fairly confident about BFS being again better than what we have seen this year and spend coming back. On the Retail and CPG side we have had a good quarter after several quarters and finally driven by lot of opportunities in European retailers and CPG companies and less so from North America. But when we look at what is happening in this space given all the structural changes, there are lot of investments going on. Our belief is that we are able to bring our capability to bear, we should be able to capture some of the investments that are out there. Unlike BFSI, in my mind it is probably little bit early to comment whether this trend will continue for Retail, but we are hopeful at this stage.

Moderator

Thank you. We take the next question from the line of Dave Koning from Baird. Please go ahead.

Dave Koning

First of all, just to make sure we are clear on this in Q4, other income should come down maybe a third sequentially because of the cash you just used and then what should the share count be in Q4, just to get that right?

M.D. Ranganath

On the share count, it came down by 4.92%. That was due to buyback. We have provided the weighted average shares post-buyback. Coming to the first question, yes to some extent, the other income is impacted by the interest income that we earn on the cash balance. We paid out $2 bn and also the interim dividend in the quarter. So to that extent, yes the other income comprising interest income can see some change.

Dave Koning

Thank you. And I guess secondly, one more thing on the tax rate. If we add back the 225 mn to Q3, your tax rate this quarter would have been 30% which is the highest in many years. Is that the normal tax rate now that to kind of start basing everything also, was there something that changed a little bit to make it higher now on ongoing basis than it has been?

M.D. Ranganath

No, actually in an ongoing basis as I said, our overall effective tax rate last couple of quarters has been 28%-29% range. This particular quarter apart from this, we had disclosed in the financial statements, our BPO subsidiary paid dividend to us. So there is a Dividend Distribution Tax, though that can be offset against our Dividend Distribution Tax, but technically for accounting purposes, we had to show it as the tax expense.

Dave Koning

So how should we think about that. I mean obviously there is a lot of moving parts between tax reform, the APA benefit and stuff, I mean does that all aggregate to pretty normal ongoing tax rate around 28%?

M.D. Ranganath

Well, I think coming to the APA, as we have disclosed earlier, because of the APA, we expect our overall effective tax rates to come down by 100 basis points for the period covered under APA which is 2011-2021. Now, we have also made preliminary assessment of the US tax reforms and the measures approved under the US tax reforms. Our preliminary assessment indicates that the overall impact is neutral for us. So there are two parts – the tax reform impact is neutral based on preliminary analysis, the APA which is about 100 basis points reduction in the overall effective tax rate for the period covered under APA.

Moderator

Thank you. The next question is from the line of Ravi Menon from Elara Securities. Please go ahead.

Ravi Menon

Thank you for the opportunity and welcome to the board Salil. While it is too early to ask from you regarding Infosys strategy, but since you have been long-term industry participant and in a very senior role, in your view have Indian IT firms been slightly slow to adapt to the technology shift underway? And do you think that there is a change required in the model itself as new technology requires a different kind of skill set profile, the technical expertise in multiple elements of the stack, good domain expertise as well? And would you view these as not being compatible with traditional pyramid model for Indian IT services?

Salil Parekh

Thank you. I didn’t catch the second part of the question. But let me start with the first. I think it is difficult to characterize all companies anywhere from India, from other geographies, in particular grouping with where they stand on the transformation journey. There are different nuances of different companies. In general, in the market, I think there is a lot of work that is going on in different components of the Digital spectrum. As you know well there is a whole component around the marketing and interactive side. There is a component around the industrial internet and there is a component around cloud and its different iterations. And different companies across the sector, not just from India, have strength that is developed in specific areas. That is the way at least I have seen how the industry has evolved. So I will not have a view of one grouping being in a position which benefits or does not benefit.

The second part of your question I didn’t catch. If you could repeat that please?

Ravi Menon

Yeah. Second part was, is there a change required in the model itself as new technology requires a different kind of skill set profile with the technical expertise in multiple elements of the stack, good domain expertise as well. Do you think that this is not really compatible with the traditional pyramid model for Indian IT?

Salil Parekh

Well, first I think the pyramid model applies to almost every business I have seen within the IT sector, whether it is from India or from anywhere else. In general, I think the skill sets that are needed in some of the newer area require some level of reskilling. If you are recruiting from college that type of skilling that needs to come in. So those implications are independent of where the company is from. It depends on the portfolio that the company has in terms of its current service offer. So, pyramid approach at least applies to most companies that I am familiar within this sector.

Ravi Menon

Great. Thank you. And Pravin, just a quick question. In the press conference, you mentioned that Infosys is repositioning Nia with some new thinking. Could you elaborate on that?

Pravin Rao

As you are aware, we have had good success in the Nia over the last few quarters. At the beginning of last quarter when we did this strategy refresh exercise, we looked at all aspects of our business including Nia on what is working and what is not working. One of the opportunities we found in the Nia was that right now we are positioning it more as a horizontal solution. We felt looking at what was happening and the differentiated position of Nia, our ability to monetize would be much better if you are able to build vertical solutions on top of Nia. So that is a strategic shift that we have done and it has been probably a quarter since we have done that and we are focusing on executing on that.

Moderator

Thank you. Next question is from the line of Sandip Agarwal from Edelweiss. Please go ahead.

Sandeep Agarwal

Sir, I have a question with probably Pravin or maybe Salil can as well add. So first of all, warm welcome to Salil and best of luck for your new role and thanks for giving me the opportunity to ask a question. My question is little bottom up. What I am trying to understand here is that with Europe firing better than earlier and Digital doing well, BFSI looking optimistic, Retail looking good, Energy with oil prices going up and again communication probably is not worsening further. Will it be safe to say that CY18 looks much more promising than CY17 and probably the worst of the growth is behind? I am not asking for any guidance but just trying to understand.

Pravin Rao

It is too early to comment on that. As I said earlier, right now our effort is to make sure we execute on Q4. For us in the last few years, Q4 has been unusually soft quarter. This time we want to make sure that we exit at a decent rate which will help us going forward. At the same time in this quarter, we will have the benefit of Salil getting into details about the strategy refresh exercise as well as there is also a time when we also step back and take a look at the pipeline and the future. So April is perhaps the better time for us to respond to this question.

Moderator

Thank you. Next question is from the line of Mukul Garg from Haitong Securities. Please go ahead.

Mukul Garg

Thanks for giving me the opportunity and a very warm welcome to Salil. Ranga, the first question is on the onsite mix which you have highlighted as one of the drivers which can be further improved. Should we look at this on a near-term basis or do you think there is space for improvement even on the medium-term especially on the back of the upcoming hiring which you have committed in US over the next 2 years.

M.D. Ranganath

This is Ranga here. Yes, over the last couple of quarters where we said that we are focused on onsite mix and it has moderated from the level of 30% to 29.8% and 29.4% last quarter and now 29%. However, the onsite mix is also a derivative of the business mix. For example certain service lines like Testing or Infrastructure Management make themselves more amenable to onsite mix moderation. Typically, they have larger component of offshore. However, some of the new services as well as the Consulting and other services typically are onsite heavy. So the business mix change is one factor if you look at the broadest level which can have an effect on the offsite mix. But more specifically what we have also done over the last couple of quarters is to look at more granularly at the service line level and also look for opportunities for the onsite mix moderation. There the focus primarily has been on the fixed price projects. In case of T&M when we try to moderate the onsite mix, there is an impact on the revenue which is quite linear whereas in case of a fixed price projects, the moderation of onsite mix through productivity and others do not linearly impact the revenue. So I think we need to work on multiple components here. That is what we have done. So we don’t want to kind of give any specific target on onsite mix for the medium-term or something but we will continue to work on it.

Mukul Garg

So maybe if I can ask this question in a slightly different way. You are planning to hire about 10,000 employees in US over next 2 years and if you look at your recent net hiring levels, they do not suggest a significant ramp up of hiring in India itself. So won’t that work against optimization of onsite mix further in the medium-term?

M.D. Ranganath

I think if you referring to the hiring part, hiring part is not necessarily meant for net new headcount. It is also a churn of people who are visa dependent with visa independent people. So to some extent that will also address the replacement of people on certain projects. It does not necessarily meant that the entire 10,000 is totally incremental to the existing. So I think there are couple of pieces there as well. Overall our focus on onsite mix is a combination of business mix as well as in the FP projects in the current service portfolio by service line, how do we address this, I think that will be the result of these two elements.

Mukul Garg

Understood and if I may ask one question to Pravin. Pravin, you mentioned that Digital has now crossed 25% and you will probably give us more break up about the growth going forward. But can you help us understand what you are seeing there in terms of size now? Digital has been one of the factor in the market for a while now. Have you seen Digital actually scaling up and becoming large business line by itself, in terms of individual orders. Recently, we heard one of your larger peers talk about a reasonably large Digital deal win, so are you also seeing something similar?

Pravin Rao

As we said earlier, our share of revenue from Digital has crossed 25%. We will probably start reporting that in the next coming quarters on an ongoing basis. In the last couple of quarters, we have started talking about share of revenues from new services and software share of revenues from that. That is a subset of Digital and as you have seen this quarter, it has grown by 6.8% and today it is about 11.6% of our revenues. So that is a kind of growth and overall we have grown at 1% as percentage of revenues. Growth of new services and software has been about 6.8%. So that is the kind of impact we can see. Digital is a common theme across industry vertical because everywhere we are seeing our clients looking at new business models, improved customer interface, digitization and so on. Definition of Digital also in some sense is very broad. So one part of the Digital is about cloud and if you today look at any large deal, there is an element of cloud in that. If you use that hypothesis, in the past also there have always been many large deals with a significant component of Digital in that. So I would not like to comment. We continue to see traction, we continue to expect that increased momentum in Digital across verticals. But I would not like to really comment on the size because on the basis of definition itself, we have already seen large-sized Digital deals.

Moderator

Thank you. The next question is from the line of Sandeep Shah from CIMB. Please go ahead.

Sandeep Shah

Thanks and welcome Salil and all the best. The question is in terms of the 4Q guidance. So if I look at the higher-end, it is 3.1% Q-on-Q growth, while last 4 years if you look at except for one year, in 3 years we had a sequential decline in March quarter. So what gives you a confidence to retain your higher-end of the guidance at 3.1% this time? What could be the tailwinds which can result into some amount of optimism or breaking the jinx?

M.D. Ranganath

I think you should not read too much into this. One fact I would like to mention here is if you look at the first 9 months of this year, the revenue growth as compared to the first 9 months of previous year in constant currency, we have grown at 5.6%. Our current guidance is 5.5% to 6.5% in constant currency and as you know we had reduced the guidance last quarter. As Pravin had mentioned earlier, the deal momentum that we had seen in the earlier quarters, we are focusing on ramping up some of them. The focus is clearly to have good execution in Q4. At the same time, as you rightly mentioned earlier, we are very much aware of the fact that the exit rate of Q4 is important. That is really important from FY19 point of view. So we are all working towards the execution.

Sandeep Shah

Just the last question on the large deal pipeline. Some of your peers as well as industry consultants says that the pipeline is robust, and the decision-making or conversion of the pipeline is actually accelerating or increasing. Do you also witness the same and is it broad-based across industry segment?

Pravin Rao

This is Pravin here. The pipeline is strong. I agree with that assessment. But the decision cycle is continued to be long. It takes anywhere from 6 to 9 months from the beginning to close on an average. So we have not seen any accelerated decision-making. By and large it is broad-based. Obviously, we have seen in the past lot more large deals in the ECS space and in the FS space. We have seen pockets in Manufacturing and RCL. We don’t see any pattern in that. It really depends on when deals come up for a renewal and renewal cycles and so on.

Moderator

Thank you. Ladies and gentlemen, this was the last question for today. I would now like to hand over the floor back to the management for your closing comments. Over to you, sir.

Salil Parekh

Thank you. This is Salil. Thank you everyone for joining this call today and thank you for the warm welcome. As you have heard, we had a strong performance in Q3. All of our metrics indicate the underlying business is in good shape. Overall, the fundamentals of our business, growth, operating margin and cash generation are really in a healthy position. We also have a pristine balance sheet which has been used in the past and we will continue to use in the future as we evolve the capital allocation policy. Our governance now is stable and with that, we now look at our strategic priorities that we will lay out at the April Investor Day. That is what I wanted to share with you from our call today. Overall as a company, we have all of those elements coming together. Look forward to meeting with several of you at the April Investor Day and thank you again for joining in.

Sandeep Mahindroo

Thanks again for joining us on this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you very much. Ladies and gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.